October 4, 2013

VIA EDGAR

Edward P. Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Aberdeen Australia Equity Fund, Inc. (the “Fund” or the “Registrant”);

Registration Statement on Form N-2 Filed on August 15, 2013

Securities Act File No. 333-190632; Investment Company Act File No. 811-04438

Dear Mr. Bartz:

This letter responds to comments on the above-referenced Registration Statement that you provided in a letter to Elizabeth G. Miller of Willkie Farr & Gallagher LLP, dated September 11, 2013.

For your convenience, the substance of your comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

PROSPECTUS

Cover page

Comment No. 1:                             The second paragraph of the cover page states that the Fund may offer, from time to time, its shares of common stock at prices and on terms to be set forth in prospectus supplements. Please confirm to us that, concurrent with the filing of each prospectus supplement, a legality opinion will be filed with a post-effective amendment regarding each such future offering of shares. See Staff Legal Bulletin No. 19 (Oct. 14, 2011), text at note 26.

Response:                                                                The Registrant confirms that it will file in a post-effective amendment, concurrent with the filing of each prospectus supplement relating to an offering of shares, a legality of shares opinion relating to the offering.

Aberdeen Asset Management Inc.

1735 Market Street, 32nd Floor, Philadelphia, PA 19103

Telephone: (215) 405-5700

Aberdeen Asset Management Inc. is an Investment Adviser registered with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940. Member of the Aberdeen Asset Management Group of Companies.

“Aberdeen” is a U.S. registered service mark of Aberdeen Asset Management PLC.

Prospectus Summary — Investment Policies (Page 2)

Comment No. 2:                             The first paragraph of this section provides nine criteria the Fund’s investment manager considers in determining whether a company is “tied economically” to Australia, and states that the investment manager will consider certain of these criteria independently, while others will only be considered in combination with other criteria. Please explain to us how each criterion exposes a company’s assets to the economic fortunes and risks of Australia. See Investment Company Act Release No. 24828 (Jan. 17, 2001), text at note 26. Also please explain to us which of the nine criteria the investment manager considers independently.

Response:                                                                In the release adopting Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), the Securities and Exchange Commission (“SEC”) provided flexibility for a fund to set the criteria used to determine whether a company’s assets are exposed to the economic fortunes and risks of the country or geographic region indicated by its name.  The Registrant believes that each of the criteria listed in the above-referenced section is a general indicator that an issuer is tied economically to the applicable country or region, and thus to the economic risks and fortunes of the country or region.

In addition, the release proposing Rule 35d-1 suggested that the following types of securities could be considered securities of issuers that are tied economically to a particular country or region: (i) securities of issuers that are organized under the laws of a country or of a country within the geographic region or that maintain their principal place of business in the country or region; (ii) securities that are traded principally in a country or region; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the country or region or that have at least 50% of its assets in the country or region.  Certain of the criteria listed in the above-referenced section are covered by one of these categories.

Although the Registrant may consider criterion (vii) (whether the company has its headquarters in Australia) separately in determining whether a company is “tied economically” to Australia, in practice, the Registrant generally considers a combination of two or more of the criteria for purposes of determining whether a company is “tied economically” to Australia.

Prospectus Summary — Risks — Distribution Rate (Page 5)

Comment No. 3:                             This section states that the Fund’s distributions to shareholders may include a return of capital. Please provide a brief definition of return of capital in this section by stating that a return of capital is a return to investors of a portion of their original investment in the Fund. Also, please describe in this section the short term and long term tax implications of a return of capital for shareholders.

Response:                                                                The requested disclosure has been added to the “Dividends and Distributions” section of the Prospectus.

Summary of Fund Expenses (Page 10)

Comment No. 4:                             The fee table provides a line item for the Fund’s “Other Expenses,” with footnote (5) stating that Other Expenses include an administration fee of 0.08% of average net assets. However, disclosure in the “Administrator” section on page 8 of the prospectus states that the administrator is paid a fee of 0.08% of “Managed Assets,” defined on page 8 as net assets plus the amount of any borrowings for investment purposes. Please revise the prospectus disclosure to resolve this inconsistency.

Response:                                                                The requested change has been made.

Investment Policies (Page 17)

Comment No. 5:                             The penultimate sentence in the first paragraph of this section states that securities listed the Australian Stock Exchange Limited (“ASX”) may include securities of New Zealand issuers that are listed on the ASX.  Since a constituent of the ASX meets the first criterion used by the Fund to determine whether a company is an Australian company, and New Zealand companies may meet this first criterion, please disclose that New Zealand companies will not be included in the Fund’s definition of an Australian company under criteria (i).

Response:                                                                The requested disclosure has been added.

Investment Restrictions (Page 19)

Comment No. 6:                             Investment restriction (8) states that the Fund may invest up to 35% of its assets in an industry group if that industry group represents 20% or more of the S&P/ ASX 200 Accumulation Index.  Please confirm to us that the Fund will seek a shareholder vote should it decide to change this index.

Response:                                                                While the Registrant believes there may be instances in which shareholder approval should not be required to change the index referenced in investment restriction 8, the Registrant confirms that it will seek a shareholder vote to make such change.

Risks and Special Considerations (Page 19)

Comment No. 7:                             This section details the various principal risk factors of the Fund, including Foreign Custody, Conflicts of Interest Risk, Tax Risk, and Tax Considerations.  Please add summaries of each of these risks to the summary of risks.

Response:                                                                The requested disclosure has been added.

Risks and Special Considerations — Anti-Takeover Provisions (Page 23)

Comment No. 8:                             The final paragraph of this section states that the Fund’s anti-takeover provisions may have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices. Please add this disclosure to the summary risk disclosure for Anti-Takeover Provisions on page 6 of the prospectus. Also, please state in this section and in the discussion of these provisions on page 31 of the prospectus whether the board of directors has considered these provisions and determined that they are in the best interest of shareholders.  See Guide 3 to Form N-2.

Response:                                                                The requested disclosure has been added.

Management of the Fund — The Investment Manager and the Investment Adviser (Page 26)

Comment No. 9:                             The fifth paragraph of this section states that the Fund will pay the Investment Manager a fee based on the Fund’s “Managed Assets.” If the Fund will invest in derivatives, please disclose how they will be valued for purposes of calculating Managed Assets. Also, please confirm to us that the Fund will not use the notional value of its derivative investments for this calculation.

Response:                                                                While the Fund does not intend to use derivatives as part of its investment strategy, should it do so in the future, it will value its derivatives using mark-to-market value for purposes of calculating Managed Assets. The Fund confirms that it will not use the notional value of its derivative investments for purposes of calculating Managed Assets.

We acknowledge the general comments 10 through 14 provided in the Comment Letter.

*                                         *                                         *

Should you have any questions concerning the above, please call the undersigned at (215) 405-5770, Elizabeth Miller at (212) 728-8611 or Elliot Gluck at (212) 728-8138, both from Willkie Farr & Gallagher LLP, Fund counsel.

Very truly yours,

/s/ Lucia Sitar
Lucia Sitar

cc:                                Elizabeth Miller, Willkie Farr & Gallagher LLP, counsel to the Fund

Elliot Gluck, Willkie Farr & Gallagher LLP, counsel to the Fund

Rose F. DiMartino, Willkie Farr & Gallagher LLP, counsel to the Fund